EXHIBIT 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended				Six months ended
	June 30,				June 30,

	2005		2004		2005		2004

Income before discontinued operations, net of minority interests	$5,400		$9,824		$11,963		$17,927
Add:
Portion of rents representative of the interest factor	164		157		329		312
Minority interests	161		258		389		437
Loss on early debt retirement	18		—		6,785		5
Interest on indebtedness from continuing operations	39,079		29,084		78,012		57,770

Earnings	$44,822		$39,323		$97,478		$76,451

Fixed charges and preferred stock dividend:
Interest on indebtedness from continuing operations	$39,079		$29,084		$78,012		$57,770
Capitalized interest	338		208		635		480
Portion of rents representative of the interest factor	164		157		329		312

Fixed charges	39,581		29,449		78,976		58,562

Add:
Preferred stock dividend	3,842		5,094		7,685		10,178
Accretion of preferred stock	—		1,562		—		3,125

Preferred stock dividend	3,842		6,656		7,685		13,303

Combined fixed charges and preferred stock dividend	$43,423		$36,105		$86,661		$71,865

Ratio of earnings to fixed charges	1.13	x	1.34	x	1.23	x	1.31	x
Ratio of earnings to combined fixed charges and preferred stock dividend	1.03	x	1.09	x	1.12	x	1.06	x